                                                                    OMB APPROVAL
                                                           OMB Number: 3235-0145
                                                      Expires: December 31, 2005
                                                        Estimated average burden
                                                         hours per response...11

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                            DEEP WELL OIL & GAS, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  243798 10 5
                                 (CUSIP Number)

                                  STEVEN GAWNE
                       246 STEWART GREEN S.W. SUITE 3175
                         CALGARY, ALBERTA T3H 3C8 CANADA
                                 (403) 686-6104
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 6, 2004
             (Date of Event which Requires Filing of this Statement)

CUSIP No. 243798 10 5

--------------------------------------------------------------------------------
               1. Names of Reporting Persons. I.R.S. Identification Nos. of
                  above persons (entities only).
                  Rebekah J. Gawne
--------------------------------------------------------------------------------
               2. Check the Appropriate Box if a Member of a Group (See
                  Instructions)
                  (a)  Not Applicable
                  (b)  Not Applicable
--------------------------------------------------------------------------------
               3. SEC Use Only
                  ..............................................................
--------------------------------------------------------------------------------
               4. Source of Funds (See Instructions)
                  PF - Personal Funds of Nearshore Petroleum Corporation in
                  the amount of $481.25 was used for the purchase of the shares purchased by Nearshore Petroleum Corporation, which is 50%
                  owned and controlled by Rebekah J. Gawne and 50% owned and controlled by Rebekah J. Gawne's husband, Steven Gawne.
--------------------------------------------------------------------------------
               5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                  to Items 2(d) or 2(e)
                  Not Applicable
--------------------------------------------------------------------------------
               6. Citizenship or Place of Organization
                  Canada
--------------------------------------------------------------------------------
Number of                  7. Sole Voting Power..................0
Shares                    ------------------------------------------------------
Beneficially               8. Shared Voting Power ...............1,925,000 (1)
Owned by                  ------------------------------------------------------
Each                       9. Sole Dispositive Power.............0
Reporting                 ------------------------------------------------------
Person With               10. Shared Dispositive Power ..........1,925,000 (1)
--------------------------------------------------------------------------------
              11. Aggregate Amount Beneficially Owned by
                  Each Reporting Person  ...................1,925,000 Shares
--------------------------------------------------------------------------------
              12. Check if the Aggregate Amount in Row (11) Excludes Certain
                  Shares (See Instructions)
                  Not Applicable
--------------------------------------------------------------------------------
              13. Percent of Class Represented by Amount in Row (11)
                  15.6%
--------------------------------------------------------------------------------
              14. Type of Reporting Person (See Instructions)
                  IN
--------------------------------------------------------------------------------
(1) Collectively, Rebekah J. Gawne and her husband, Steven Gawne, indirectly own
1,925,000 shares of Deep Well Oil & Gas, Inc. as a result of the direct ownership of 1,925,000 shares of Deep Well Oil & Gas, Inc. common stock by
Nearshore Petroleum Corporation, a private corporation registered in Alberta,
Canada, which is 50% owned and controlled by Rebekah J. Gawne and 50% owned and controlled by Rebekah Gawne's husband, Steven Gawne.

Item 1.   Security and Issuer
          Common Stock of Deep Well Oil & Gas, Inc.
          246 Stewart Green SW Suite 3175
          Calgary, Alberta T3H 3C8 Canada
Item 2.   Identity and Background
          (a)  Rebekah J. Gawne
          (b)  Rebekah J. Gawne's business address is 246 Stewart Green SW Suite
               3175, Calgary, Alberta T3H 3C8 Canada.
          (c)  Rebekah J. Gawne is a homemaker and is not otherwise employed in any capacity.
          (d)  Rebekah J. Gawne has not been convicted in a criminal proceeding in the last five years.
          (e)  Rebekah J. Gawne has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction in the last five years.
          (f)  Rebekah J. Gawne is a citizen of Canada.

Item 3.   Source and Amount of Funds or Other Consideration - Personal Funds of
Nearshore Petroleum Corporation in the amount of $481.25 was used for the purchase of the shares by Nearshore Petroleum Corporation, which is 50% owned and controlled by Rebekah J. Gawne and 50% owned and controlled by Rebekah J.
Gawne's husband, Steven Gawne.

Item 4.   Purpose of Transaction - Purchase of 1,925,000 (post two-for-one share forward split) shares of Common Stock at $.00025 per share by Nearshore Petroleum
Corporation was made as an investment in the Issuer.

Item 5.   Interest in Securities of the Issuer
          (a)  The aggregate number and percentage of common stock beneficially owned by Rebekah J. Gawne and her husband, Steven Gawne, is
               1,925,000 shares, representing 15.6% of the common stock
               outstanding.
          (b)  Rebekah J. Gawne has the shared power to vote 1,925,000 shares she indirectly and collectively owns with her husband, Steven
               Gawne.
          (c)  Transactions regarding common stock that were effected during the last sixty days by Rebekah J. Gawne: The purchase of the
               1,925,000 (post two for one forward split) shares occurred on
               February 6, 2004, and was described in the Issuer's Form 8-K which was filed with the Securities and Exchange Commission on
               March 5, 2004.
          (d)  No other person, apart from Rebekah J. Gawne's husband, Steven
               Gawne, the President, Chief Executive Officer and Director of
               Deep Well Oil & Gas, Inc., is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.
          (e)  Rebekah J. Gawne has not ceased to be the beneficial owner of more than five percent of common stock.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer - Not Applicable.

Item 7.   Material to Be Filed as Exhibits - Not Applicable.

                                   Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date - March 31, 2004

Signature - /s/Rebekah J.Gawne
Name/Title - Rebekah J. Gawne